Exhibit 10.28

MASTER CLINICAL SERVICES AGREEMENT

by and between

NEUROBIOLOGICAL TECHNOLOGIES, INC.

and

ICON CLINICAL RESEARCH LIMITED

This Master Clinical Services Agreement (this “Agreement”) is made as of January 16, 2007 by and between Neurobiological Technologies, Inc., a Delaware corporation with an address of 2000 Powell Street, Suite 800, Emeryville, CA 94608 (“Sponsor”), and ICON Clinical Research Limited, a company formed under the laws of Ireland with offices at South County Business park, Leopardstown, Dublin, Ireland (“Service Provider”).

WITNESSETH

WHEREAS, Sponsor has now and from time to time in the future may have the desire to engage Service Provider for research or clinical services and

WHEREAS, Service Provider would like to provide such services on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the premises and of the mutual promises and covenants herein contained, the adequacy of which is acknowledged by each of the parties, the parties hereto agree as follows:

1.	SERVICES AND PERSONNEL

1.1 General. Service Provider shall use its best commercial efforts to diligently provide all the services reasonably helpful for the successful completion of each project (“Project”) set forth in a Work Order (“Services”) to Sponsor in accordance with this Agreement, to keep Sponsor fully advised of the progress of the work, to provide Sponsor with such reports, specifications, and the like, as and when reasonably requested by Sponsor.

1.2 Affiliates. Sponsor and Service Provider agree that their respective Affiliates may also execute Work Orders under this Agreement. Furthermore Sponsor agrees that Service Provider may use the services of its Affiliates to fulfill Service Provider’s obligations under this Agreement. Any Affiliate(s) so used shall be subject to all of the terms and conditions applicable to the respective party under this Agreement. Service Provider hereby authorizes any of its Affiliates to execute Work Orders in connection herewith and such Work Orders shall be deemed to have full force and effect as if executed by Service Provider. Service Provider shall be fully responsible for all the acts or omissions of its Affiliates and their fulfillment of the terms and conditions of this Agreement and any Work Orders. For the purposes of this Agreement and any Work Order hereunder “Affiliate” shall mean any entity, which controls, is controlled by, or is under common control with that party. In this context “control” shall mean (1) ownership by one entity, directly or indirectly, of at least fifty percent (50%) of the voting stock of another entity, (2) power of one entity to direct the management or policies of another entity by contract or otherwise, or (3) any other relationship between a party and an entity which both Sponsor and Service Provider have agreed in writing may be considered an “affiliate” of a party.

1.3 Work Order. Services provided by Service Provider shall be subject to the terms and conditions of this Agreement. All such Services shall be the subject of a work order, substantially in the form of Exhibit A, setting forth the following with respect to the applicable Project: (i) description of Services to be provided, (ii) fee and payment schedule for the Services, (iii) description of deliverables to be delivered by Service Provider (each, a “Deliverable) and related specifications, (iv) materials to be provided by each party and (v) a Project timeline. After a work order substantially in the form of Exhibit A is agreed upon and executed by the parties hereto, the same shall be attached to this Agreement as an amendment to Exhibit B (each, a “Work Order”) and the Work Order shall then be a part of this Agreement. There will be no limit to the number of Work Orders that may be added to this Agreement. Services shall only be commenced after the execution of a Work Order by both parties. In the event of any conflict between the terms of any Work Order and Sections 1 – 11 of this Agreement, then the terms set forth in Sections 1 – 11 of this Agreement (excluding any that require the incorporation of the conflicting term) shall govern.

1.4 Change Orders. In the event that Sponsor would like Service Provider to materially alter the Services under a given Work Order or the assumptions underlying the budget, (including, but not limited to, changes in an agreed starting date for services or suspension of some or all of the Services, by the Sponsor; a delay in the provision of needed Study materials or needed information by a party; or any delays caused by a party), the parties shall agree upon a written change order (“Change Order”) prior to the provision of said Services. The Change Order constitutes an amendment to the applicable Work Order and the additional or amended services set forth therein shall be deemed to be Services part of such Work Order. Any unauthorized changes in scope made by Service Provider shall be the responsibility of Service Provider and Service Provider agrees to pay to Sponsor any of its losses related thereto. Service Provider has no obligation to perform and Sponsor has no obligation to pay for any additional or modified Services absent written agreement by the parties with respect thereto.

1.5 Core Team. Service Provider will assign a project manager (the “Project Manager”) and other members of the core Project team agreed by the parties (including, as relevant, a project director) (the “Core Team”) for the duration of each project for which a Work Order has been authorized. Service Provider agrees to provide thirty (30) days prior written notice to Sponsor, whenever practicable, of any changes to the Core Team, except as specified below. During any Project, Service Provider will employ its commercially reasonable efforts to promote members of the Core Team within the Project. Service Provider agrees to obtain the consent of Sponsor to any changes to the relevant Core Team (other than as a result of death or disability or illness or promotion, or if the Core Team member is no longer an employee or agent of Service Provider), which consent shall not be unreasonably withheld, delayed, or conditioned. Service Provider will provide Project-specific training to replacement Core Team members at its own expense. The Project Manager, or such other Core Team Member agreed by the parties, shall be the primary contact for Sponsor and shall timely address all issues and concerns raised by Sponsor, as well as provide to Sponsor all information requested by Sponsor concerning this Agreement or the Services. In the event (i) Service Provider becomes aware that a Core Team member plans to leave the employment of Service Provider or shall be unable to complete the Services due to dismissal, death or disability or illness or promotion, it shall give prompt written notice of the same to Sponsor or (ii) Sponsor is not reasonably satisfied with the services of Core Team member, Sponsor shall give notice of the same to Service Provider. If Service Provider and Sponsor are unable to mutually agree upon a substitute Core Team member within a period of thirty (30) days following the date of the written notice, this Agreement or the affected Work Order may be immediately terminated by Sponsor for material breach of Service Provider upon written notice to Service Provider pursuant to Section 6.2(a)(ii).

1.6 Nonconforming Services. Notwithstanding anything to the contrary herein, if due to the acts or omissions of Service Provider, it provides any deliverable or Services that materially fail to conform to the specifications of Sponsor, including those set forth in the applicable Work Order and any reasonable written instructions of Sponsor, in addition to any rights or remedies Sponsor may have available to it, Sponsor may require Service Provider to (i) conform such Services to the specifications of Sponsor at no additional cost to Sponsor or (ii) if Service Provider does not or cannot promptly conform such Services, credit to Sponsor any monies paid by Sponsor to Service Provider for the performance of such Services and the additional reasonable cost incurred by Sponsor in connection with causing the Services to conform to the relevant specifications of Sponsor.

1.7 Service Provider Personnel. All employees and agents of Service Provider that perform Services under this Agreement are employees and agents, respectively, of Service Provider and not Sponsor during the term of this Agreement and shall at all times be directed solely by Service Provider. Notwithstanding Sponsor’s obligation to reimburse certain costs pursuant to Section 3 hereof, Service Provider will be responsible for payment to its employees and agents of all salaries, wages, benefits, other compensation, reimbursable travel, lodging, and other expenses to which the employees or agents may be entitled to receive for performing Services. Service Provider will be solely responsible for withholding and paying all applicable payroll taxes of any nature, including, without limitation, social security and other social welfare taxes or contributions, that may be due on amounts paid to employees or agents. To the extent that any Services are performed on the premises of Sponsor, Service Provider will cause each of its employees and agents involved in providing any Services to Sponsor to comply with Sponsor’s then-current workplace rules, security procedures and confidentiality policies and procedures for the Sponsor facility where such employee or agent performs Services.

1.8 Initiation, Accrual, and Completion. Service Provider shall exercise all reasonable diligence to meet and maintain site initiation, subject accrual, and subject completion rates and timing set forth in a Work Order. Sponsor shall have the right to terminate performance under a Work Order if due to the actions or inactions of the Service Provider such initiation, accrual, or completion rates and timing do not materially reach and maintain levels agreed in the Work Order. Any such termination shall be deemed a termination by Sponsor pursuant to Section 6.2(a)(ii). All study sites and investigators shall be subject to the prior written approval of Sponsor.

1.9 Laboratory Services. If Service Provider laboratory services are to be utilized by Sponsor, such services will be invoiced separately, in accordance with Exhibit C, and as results are reported, together with other fees including but not limited to initial set-up, investigator manuals, data transfer fees.

2.	REPRESENTATIONS, WARRANTIES AND COVENANTS

Service Provider represents, warrants and covenants to Sponsor as follows.

2.1 Formation/Power and Authority. Service Provider is duly formed and validly existing under the laws of its jurisdiction of formation and has all requisite power and authority, in each jurisdiction in which Services will be performed, to own and operate its business and properties and to carry on its business as such business is now being conducted and to execute and deliver this Agreement and to perform its obligations hereunder.

2.2 No Conflict. The execution, delivery and performance of this Agreement by Service Provider and the consummation of the transactions contemplated hereby do not and will not contravene the formation documents of Service Provider and do not and will not conflict with or result in a breach of or default under any agreement to which it is a party that would have a material adverse effect on Service Provider’s ability to perform its obligations under this Agreement.

2.3 Compliance with Applicable Law. Service Provider represents and warrants that it is in full compliance at all times and will continue to be in compliance at all times with all applicable U.S. or foreign laws, rules, regulations, guidelines and industry standards, including those of the U.S. Food and Drug Administration (the “FDA”); good clinical practice guidelines of the FDA; the International Conference on Harmonization E6 Good Clinical Practice (“ICHGPC”) guidelines; Clinical Laboratory Improvement Amendments; 21 CFR Part 11; and any other relevant U.S. or foreign regulatory or governmental authority (“Applicable Law”). Service Provider shall not violate, or cause Sponsor to be in violation of, the U.S. Foreign Corrupt Practices Act.

2.4 Report of Noncompliance. Should noncompliance of an employee, agent, investigator or study site with Applicable Law, this Agreement or any applicable agreement be discovered by or come to the attention of Service Provider, Service Provider will immediately notify Sponsor and appropriate action will be taken by Service Provider. Any such action shall be taken after consultation with Sponsor and at Sponsor’s expense.

2.5 Experience/Timeliness. Service Provider, its employees and agents, have and will continue to have the knowledge, experience and skill to provide, and will provide, the Services in a professional and timely manner. Service Provider will staff each Project sufficiently to ensure the completion of the Project in accordance with this Agreement.

2.6 Workmanship. Services will conform to the industry accepted standards of workmanship and the specifications for the Project.

2.7 Performance. Service Provider will perform all Services in accordance with this Agreement, Applicable Law, each applicable protocol (each, a “Protocol”), standard operating procedures approved by Sponsor and the reasonable written instructions of Sponsor.

2.8 Deliverables. Each Deliverable delivered in connection herewith shall be in accordance with the specifications set out in the applicable Work Order.

2.9 Permits. Prior to commencement of a Project, Service Provider will identify all permits and approvals necessary or helpful in connection with the conduct and successful completion of such Project. The parties shall indicate in the Work Order which party will be responsible for procuring and maintaining each such permit and approval. Unless impossible, expressly prohibited by Applicable Law or otherwise requested by Sponsor in writing, Service Provider shall procure and maintain in the name of Sponsor all permits and approvals for which it is responsible.

2.10 No Encumbrance. Service Provider hereby (i) acknowledges and agrees that neither it, nor any of its affiliates or subsidiaries, nor any of its or their directors, officers, employees and agents has any interest in Sponsor Data or Inventions (each as defined below) and (ii) covenants that it will not lien or encumber, or otherwise cause, permit or consent to the granting of a lien or encumbrance of the Sponsor Data or Inventions.

2.11 Freedom to Use. Excluding Service Provider’s Property, to Service Provider’s knowledge, Sponsor may freely use, practice, reproduce, distribute, make and sell all intellectual property rights and any other advice, data, information, inventions, works of authorship or know-how, including Sponsor Data, Inventions and any Deliverables, that Service Provider conveys or provides hereunder without restriction and without infringing or misappropriating any third party’s (e.g., a university or corporation) intellectual property or other rights.

2.12 Debarment. Service Provider hereby certifies it does not and shall not employ, contract with or retain any person to perform Services under this Agreement if such person is debarred under 21 U.S.C. 335a (a) or (b) or other equivalent laws, rules, regulations or standards of any other relevant jurisdiction. Upon written request of Sponsor, Service Provider shall, within ten (10) business days, provide written confirmation that it has complied with the foregoing obligation. Service Provider agrees to promptly disclose in writing to Sponsor if any employee or agent performing, or who has performed, the Services is debarred, or if any action or investigation is pending or, to the best of Service Provider’s knowledge, threatened, relating to the debarment of Service Provider or any person performing services related to this Agreement.

2.13 Disclosures. Service Provider shall also provide all information to Sponsor requested by Sponsor to comply with any disclosure requirements of Applicable Law, including any information required to be disclosed in connection with any financial relationship between Sponsor and Service Provider. Service Provider shall disclose to Sponsor any financial interest, other than the payment for Services agreed to hereunder, that Service Provider might have in any Project.

2.14 Inspections. Service Provider agrees to permit representatives of the FDA or any other relevant regulatory or governmental authority to access at any reasonable time during normal business hours relevant records, information (and, where applicable, make copies of the same), personnel and facilities.

2.15 Scheduling of Inspections. Service Provider shall within one business day notify Sponsor if the FDA or other governmental authority schedules or, without scheduling, begins an inspection or audit relating to Services. Service Provider shall make every reasonable effort to permit Sponsor to be present at or participate in such inspection or audit if the same relates to this Agreement or Services. In addition, Service Provider will promptly provide Sponsor copies of any correspondence from or to the FDA or other regulatory authorities relating to this Agreement or any Services.

2.16 Electronic Systems. Service Provider represents and warrants that all computer systems and electronic records used by Service Provider or delivered to Sponsor: (i) have been or, with respect to systems and records yet to be used or delivered, shall have been, upon use or delivery, developed, validated, established and maintained in full accordance with Applicable Law, including, without limitation, 21 CFR Part 11, as may be amended or superseded from time to time; (ii) are not subject to any known errors, anomalies or impairment in connection with the use, calculation, representation or handling of any form of date related information; (iii) are free of any known computer viruses or other harmful programming which might impair Sponsor’s full and unconditional use of such electronic records; and (iv) are free of any lien or license or any requirement to obtain any license for their use (except for such readily available software licenses required in the ordinary course of business for the products used to handle and use such electronic records). With respect to any systems and records to be used by or delivered to Sponsor which are not validated as of the date hereof, Service Provider has in place a compliance plan for the validation of such systems or records to ensure compliance with Applicable Law prior to such use or delivery.

Sponsor represents, warrants and covenants to Service Provider as follows.

2.17 Compliance with Applicable Law. Sponsor represents and warrants that it will comply with Applicable Law in the fulfillment of its duties hereunder. Sponsor shall not violate, or cause Service Provider to be in violation of, the U.S. Foreign Corrupt Practices Act.

2.18 License. Sponsor warrants that it has the right to have the Services performed and the Deliverables delivered.

2.19 Freedom to Use. To Sponsor’s knowledge, Service Provider may, for the purposes of this Agreement and any Work Order promulgated hereunder, use the Confidential Information provided to it for use in the performance of the Services.

3.	COMPENSATION

3.1 Generally. The fees for Services and estimated pass-through costs to be paid to Service Provider in connection with the Services are contained in each Work Order. Service Provider acknowledges that it has included all of its costs and estimated costs (including pass-through costs), in calculating the fee and costs for the Services budget attached hereto as part of the applicable Work Order and that Sponsor shall not be liable for any other fees. No fee line item in any budget shall be exceeded by Service Provider without the prior written consent of Sponsor. All budgets shall detail out-of-pocket costs, associated overhead allocations, and the basis for budget calculations.

3.2 Invoicing and Payment. All invoices and payments hereunder shall be in U.S. Dollars, unless otherwise agreed to in the relevant Work Order (the “Contract Currency”). Payments will be made payable to Service Provider at the address above. If Service Provider’s fees have been costed in another currency, conversion to the Contract Currency will be made at a fixed price set out in the budget in the relevant Work Order. There will be no adjustments to the conversion rate for the first twelve (12) months of the term of each Work Order. Thereafter, a party may request that the conversion rate be adjusted for a Work Order, provided that such rate has fluctuated by greater than four percent (4%) since the original Work Order or most recent adjustment, as the case may be. In such event, the parties agree to make the adjustment. Unless otherwise agreed in the payment schedule for the relevant Work Order, invoices shall be submitted by Service Provider to Sponsor on a monthly basis and, except with respect to amounts subject to a bona fide dispute, payment will be made by Sponsor within thirty (30) days after receipt by Sponsor of Service Provider’s monthly invoice.

3.3 Taxes. All income taxes, VAT, levies, surcharges, withholding, or other similar charges and any penalties levied thereon which relate to any amounts paid to Service Provider (excluding agreed pass-through expenses and investigator payments) hereunder shall be the responsibility of and paid by the Service Provider.

3.4 Service Provider’s Fees for Performance of Services. The Service Provider’s fees for the performance of Services represent the entire cost for the provision of the Services. Service Provider shall not charge Sponsor for (a) any Services, Deliverables, or costs set forth in a Work Order or other agreement of the parties, but not materially performed or delivered to Sponsor in accordance with this Agreement or (b) any Services, Deliverables or costs that were not contracted in connection the relevant Project. All budgets shall include all costs of permitted subcontractors and affiliates, it being understood that investigators at study sites not owned or controlled by Service Provider are not subcontractors of Service Provider.

3.5 Pass-through Costs. If applicable, Service Provider will provide an estimated pass-through budget in each Work Order. The budget shall constitute Service Provider’s best good faith estimate of all pass-through costs for the relevant Project. Prior to exceeding any material pass-through cost which is not clearly specified in the estimated pass through costs, Service Provider will contact Sponsor for prior approval All pass-through costs invoiced to Sponsor will be at actual cost with no mark-up for administrative, overhead, or other similar fees. Upon good cause, but not on a regular basis without cause, Sponsor shall be permitted to request and Service Provider will provide back-up documentation reasonably acceptable to Sponsor. In the event Service Provider incurs a pass-through cost in a currency other than Contract Currency, the parties shall determine the amount payable based on the applicable currency exchange rate as published at Oanda.com on the first Monday of the month in which the costs were incurred. All pass-through expenses shall be invoiced to Sponsor and paid within fifteen (15) days of receipt of invoice. It is acknowledged and accepted by Sponsor that Service Provider shall not make any investigator payments until it has received funds for the same from Sponsor.

4.	SPONSOR DATA, PREEXISTING TECHNOLOGY AND INVENTIONS

4.1 Ownership of Sponsor Data and Inventions. Excluding Service Provider’s Property, all (i) data, images, information, documents, records in whatever form obtained, developed, recorded or compiled in connection with this Agreement or any Work Order relating to the Services (“Sponsor Data”) and (ii) technology, inventions, discoveries and improvements, whether patentable or not, developed or conceived in connection with this Agreement and relating to the Services, including, without limitation, any technology, inventions, discoveries and improvements relating to a relevant study, protocol, the study drug, or any chemicals structurally related to such study drug, or the use, formulation, manufacture, administration, dosing, mechanism, or composition of such study drug or chemical (“Inventions”) are and shall remain the sole and exclusive property of Sponsor. Service Provider shall immediately deliver any such property to Sponsor. Service Provider and the Project Manager agree that they will not file any patent applications with respect to any Sponsor Data or Invention.

4.2 Disclosure and Assignment. With respect to all Sponsor Data and Inventions, Service Provider and Project Manager agree (i) to disclose the same promptly to Sponsor; (ii) to execute documents evidencing the rights set forth herein; and (iii) upon the request of Sponsor and at the sole expense, discretion and exclusive control of Sponsor, to apply, or to assist and cooperate with Sponsor in applying for, letters patent or like corresponding legal protection of any such Sponsor Data and Inventions in the United States and all foreign countries (and for any extension, continuation, validation, reissue or renewal thereof). For that purpose, Service Provider and Project Manager agree to execute, and Sponsor agrees to cause its employees and agents to execute, all papers necessary therefor, including assignments to Sponsor or its nominee, without consideration, and also agree without further consideration, but at Sponsor’s expense, to provide such information as may be required by Sponsor and to assist Sponsor, or its agents or designees, in the preparation and prosecution of any such patent application, the enforcement of any such resulting patent and the protection of any such invention or discovery.

4.3 Service Provider’s Property. Any inventions, processes, know-how, trade secrets, improvements, other intellectual properties and other assets, including but not limited to customers, contractors and suppliers lists, analytical methods, designs, procedures and techniques, procedure manuals, personnel data, financial information, computer technical expertise and software, which have been developed by the Service Provider independently of this Agreement, any Work Order, and Confidential Information, and which relate to its business or operations shall remain the sole and exclusive property of the Service Provider and Sponsor shall hold it in the strictest confidence.

4.4 Supply of Materials. In the event that Sponsor provides any materials to Service Provider in connection with the Services (“Materials”), Service Provider agrees that the Materials, no express or implied licenses or other rights relating to the Materials are provided to Service Provider under any patents, patent applications, trade secrets or other proprietary rights of Sponsor, Service Provider agrees that the Materials shall: (i) only be used as specified in writing by Sponsor and not for any other purpose; (ii) be used in compliance at all times with all applicable statutes and regulations; and (iii) not be transferred to any third party without the prior written consent of Sponsor. Upon completion of any Project and upon direction of Sponsor, Service Provider shall provide Sponsor with an accounting, and shall cause the investigator performing a Work Order to maintain records, of all Materials supplied by Sponsor.

4.5 Survival of Section 4. The obligations imposed by this Section 4 shall survive the expiration or earlier termination, for any reason, of this Agreement.

5.	CONFIDENTIALITY/PUBLICATIONS

5.1 Confidential Information. Service Provider shall not, at any time, without Sponsor’s prior written consent, disclose to any third party any of Sponsor’s Confidential Information or the fact that the Services are being conducted on behalf of Sponsor. Service Provider shall use such Confidential Information solely for the purposes for which Sponsor provided it. Service Provider shall keep such information secure, secret and confidential and cause its directors, officers, employees, or agents to keep such information secure, secret and confidential and shall take all reasonable precautions to prevent any unauthorized use or disclosure of the Confidential Information. For purposes of this Agreement, “Confidential Information” means any information of Sponsor in any form, whether provided by Sponsor or its agent or designee, whether of a technical, business or other nature, including, but not limited to, information, documents, data and images which (i) relate to Sponsor’s trade secrets, products, promotional material, developments, proprietary rights or business affairs, (ii) relate to or are part of Materials, Sponsor Data or Inventions, (iii) are developed by or compiled by Service Provider pursuant hereto and relate to the Services, (iv) were exchanged under the Letter Agreement, dated January 16, 2007, or (v) were exchanged by the parties prior to the date hereof. Confidential Information does not include any information that:

(a) Service Provider can prove (with written documentation) was known to it prior to the date of this Agreement and any other agreement between the parties hereto;

(b) Service Provider can prove was lawfully obtained from a third party without any obligation of confidentiality; or

(c) is or becomes part of the public domain through no act or violation of any obligation of Service Provider.

5.2 Required Disclosure. Notwithstanding anything to the contrary in section 5.1 above:

(a) if Service Provider is required by Applicable Law to disclose Confidential Information to a third party, Service Provider shall notify Sponsor, and Service Provider and Sponsor shall agree to a mutually satisfactory way to disclose such information as necessary and in accordance with Applicable Law; and

(b) with respect to research subjects’ medical records, the parties agree to hold in confidence the identity and personal health information of the patients in accordance with Applicable Law.

5.3 In the event that Service Provider supplies to Sponsor any of its confidential information (including but not limited to marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, customer lists, supplier lists, Service Provider’s Property), Sponsor shall keep it confidential in the same manner as Service Provider is required to keep Confidential Information confidential.

5.4 Return of Confidential Information. Upon expiration of this Agreement, completion of a Work Order, earlier termination of a Work Order or this Agreement, or otherwise upon the request of Sponsor, Service Provider will promptly (i) provide a copy of all relevant Confidential Information to Sponsor in a form acceptable to Sponsor and (ii) to the extent that Sponsor so requests, provide to Sponsor or destroy all other copies of relevant Confidential Information in Service Provider’s possession or under Service Provider’s control, except that one copy thereof may be retained as otherwise required by Applicable Law or as necessary to demonstrate compliance with the terms hereof. Service Provider will not withhold from Sponsor any Confidential Information as a means of resolving any dispute. Service Provider will not utilize Confidential Information for any purpose other than that of rendering the Services.

5.5 Publications. Service Provider shall have no right to publish any Confidential Information.

5.6 Handling and Reconstruction of and Access to Confidential Information. Service Provider will establish and maintain rigorous safety and facility procedures, data security procedures and other safeguards against the destruction, loss, or alteration of Confidential Information in the possession of Service Provider. Service Provider will be responsible for developing and maintaining procedures for the recovery and reconstruction of such lost Confidential Information. Service Provider will promptly notify Sponsor (with full details) of any security compromises or breaches that might affect the security of any such Confidential Information, including the personal information or personal health information of any individual related to the Sponsor. Service Provider will correct or remedy, at Sponsor’s request and sole discretion and at no charge to Sponsor, any destruction, loss or alteration of any such Confidential Information that occurs while such Confidential Information is under the control or supervision of Service Provider, its employee or agents (including permitted subcontractors). Upon reasonable request by Sponsor at any time, Service Provider will promptly retrieve, in the format and on media acceptable to Sponsor, any portion of such Confidential Information reasonably specified by Sponsor. Sponsor will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing such Confidential Information. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to Sponsor. Service Provider shall not withhold from Sponsor any Confidential Information in order to settle a dispute.

6.	TERM AND TERMINATION

6.1 Term. The term of this Agreement shall begin on the date first above mentioned and shall end three (3) year(s) thereafter, unless sooner terminated in accordance with the terms hereof. The term of this Agreement may be extended upon written agreement by Sponsor and Service Provider.

6.2 Termination.

(a) A Work Order or this Agreement, and with respect to Sponsor only, Services under a Work Order, may be terminated (i) by Sponsor at any time in the exercise of its sole discretion upon 30 days written notice to Service Provider, (ii) by a party upon the material breach of this Agreement by the other party, which material breach continues unremedied for thirty (30) days after delivery to the breaching party by the nonbreaching party of notice of the material breach, (iii) by a party immediately in the event of the bankruptcy (voluntary or otherwise), insolvency or other similar financial distress of the other party, or (iv) by a party or the parties pursuant to Section 11.13.

(b) Upon termination or expiration, Service Provider shall (i) promptly terminate all relevant Services, provided that Service Provider shall not immediately terminate Services necessary in connection with responsible treatment of any study subjects and (ii) Service Provider will work with Sponsor to transition the relevant Services to Sponsor or its designee. In the event of a termination by Sponsor pursuant to Section 6.2(a)(ii), 6.2(a)(iii), 6.2(a)(iv) or 6.2(a)(v), the foregoing shall be provided by Service Provider to Sponsor without charge. In the event of a termination by Sponsor pursuant to Section 6.2(a)(i) or by Service Provider pursuant to Section 6.2(a)(ii) or 6.2(a)(iii), the total sums payable by Sponsor shall be equitably pro-rated for actual Services completed by the date of such termination in accordance with this Agreement and the relevant Work Order, with any unexpended funds previously paid by Sponsor to Service Provider promptly refunded to Sponsor and any payments future non-cancellable pass through costs accrued will be promptly paid by Sponsor. In the event of any other termination, the parties shall negotiate in good faith to determine the appropriate amount to be paid by Sponsor to Service Provider (or refunded to Sponsor by Service Provider, as the case may be), in light of the circumstances of such termination, in compensation for all Services rendered in accordance with this Agreement. Upon the termination or expiration of a Work Order or this Agreement and in addition to fulfilling the requirements of Section 5.3, Service Provider shall promptly return to Sponsor any unused study supplies, including all unused study drug and placebo.

7.	AUDIT

Sponsor and its agents and designees shall have the right at anytime upon reasonable notice to audit Service Provider’s facilities, systems, records (financial and otherwise), procedures, and documentation related to this Agreement, as well as the progress of Services and all information and results derived from or relating to such Services, wherever performed, including, without limitation, at third party premises. Notwithstanding, Sponsor shall not utilize a direct competitor of Service Provider to audit Service Provider’s financials or other proprietary information of Service Provider absent the prior written consent of Service Provider, such consent not to be unreasonably withheld. In connection with any audit, Service Provider shall also provide Sponsor reasonable access to its personnel upon reasonable notice. Such audits may be conducted upon reasonable notice during the term of this Agreement and for a period of up to two (2) years after termination or expiration. In connection with a financial audit, if the audit reveals that payments made by Sponsor to Service Provider for any period audited have not exceeded amounts owed by Sponsor for such period, Sponsor shall pay the costs of such audit and Service Provider shall not have any liability therefor. If the audit reveals that payments made by Sponsor to Service Provider for any period audited exceed amounts actually owed by Sponsor for such period, but by less than three percent (3%) of the amount actually owed, Service Provider shall in addition to repaying any overpaid amounts equally share with Sponsor the reasonable costs of such audit work. If the audit reveals that payments made by Sponsor to Service Provider for any period audited exceed amounts actually owed by Sponsor for such period by three percent (3%) or more of the amount actually owed, Service Provider shall in addition to repaying any overpaid amounts pay the reasonable costs of such audit work. In no event shall Sponsor be liable to pay Service Provider’s costs and expenses related to this Section.

8.	ADVERSE EVENTS

To the extent appropriate with respect to Services to be delivered in connection with a given Work Order, Service Provider shall have a system to collect all serious adverse events, which shall include instructing investigators to notify Service Provider and/or Sponsor directly and immediately, but in no even later than within one business day of a serious adverse event (expected or unexpected). Service Provider will notify Sponsor by email and/or by fax, but in no event later than within one business day of its own receipt of notice of any serious adverse event. Service Provider will promptly thereafter follow-up with written documentation to Sponsor. Service Provider shall notify all study sites and investigators of any serious, unexpected adverse event as required by Applicable Law within legally pre-specified timeframes, unless Sponsor agrees to take such responsibility. Non serious adverse events will be captured by Service Provider in case report forms during the course of the Study.

9.	INDEMNIFICATION

9.1 Indemnification by Sponsor. Sponsor shall indemnify, defend and hold harmless Service Provider and its directors, officers, employees, subcontractors and agents (the “Service Provider Indemnitees”) against any and all losses, costs, expenses and damages, including but not limited to reasonable attorneys’ fees, resulting from a third party claim in respect of (i) the negligence or willful misconduct of Sponsor, (ii) a material breach of this Agreement by Sponsor, or (iii) the personal injury caused by the use of a study drug supplied by Sponsor in connection with a Work Order or Project, except to the extent that any such claim is caused by a Service Provider Indemnitee’s negligence, malpractice, reckless or intentional misconduct, or breach of this Agreement. Sponsor shall have the right, at its sole option, to defend against such claim including selection of counsel and control of the proceedings, including reasonable settlement. Each Service Provider Indemnitee shall fully cooperate and aid in such defense. Service Provider shall have the right to select and to obtain representation by separate legal counsel at its own expense. Notwithstanding anything to the contrary herein, Sponsor shall have the right to select counsel for, direct and control any proceedings related to any of its study drugs at the reasonable expense of the indemnifying party, subject to Service Provider’s approval, not unreasonably withheld, conditioned, or delayed.

9.2 Indemnification by Service Provider. Service Provider shall indemnify, defend and hold harmless Sponsor and its affiliates and its and their respective directors, officers, employees and agents against (the “Sponsor Indemnitees”) any and all losses, costs, expenses and damages, including but not limited to reasonable attorneys’ fees, arising from a third party claim resulting from the (i) material breach of this Agreement by Service Provider, including but not limited to adherence to an applicable protocol, Applicable Law or any reasonable written instructions or other directions given by Sponsor or (ii) the negligence or intentional misconduct of any Service Provider Indemnitee, except to the extent that such claim is caused by a Sponsor Indemnitee’s negligence or malpractice, reckless or intentional misconduct, or breach of this Agreement. Subject to the final sentence of Section 9.1. Service Provider shall have the right to defend against such claim, including selection of counsel and control of the proceedings, including reasonable settlement. Each Sponsor Indemnitee shall fully cooperate and aid in such defense. Sponsor shall have the right to select and to obtain representation by separate legal counsel at its own expense.

9.3 Limitations of Liabilities.

(a) Neither party shall be liable to the other for loss, damage, or liability in respect of loss of profits, business or revenue loss, special, indirect or consequential loss (even if foreseeable or in the contemplation of either party).

(b) Each party shall not be responsible for a failure to meet its obligations under this Agreement to the extent caused by the following: (i) materially inaccurate data provided by the other party; (ii) any failure of the other party to meet its obligations stated in this Agreement; (iii) any failure of equipment, facilities or services not controlled or supplied by such party. It is understood that a party shall not be liable for the other party’s delays.

10.	CONTRACTING/SUBCONTRACTING

All services or materials for which Service Provider contracts, subcontracts or purchases for purposes of this Agreement shall be subject to prior written approval by Sponsor. Service Provider agrees to provide to Sponsor a copy of any such contract for services or materials prior to execution for comment, in particular regarding costs, source, payment schedule, early termination penalties, confidentiality and patent rights. Where Service Provider has selected, contracted with, or supervises subcontractors for Services, it shall be responsible for managing any such permitted subcontractors hereunder. Service Provider hereby unconditionally guarantees the performance of Services and delivery of Deliverables in accordance with this Agreement by any such permitted subcontractor hereunder. In the event that Sponsor insists Service Provider contract with a subcontractor against the written advice of Service Provider, Sponsor shall be responsible for the performance of such subcontractor and Service Provider shall not.

11.	MISCELLANEOUS

11.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior negotiations, representations or agreements, either written or oral, with respect to the subject matter hereof.

11.2 Obligation of Investigators. All investigators and other personnel involved in the conduct of the Services will be informed by Service Provider of all of the relevant provisions of this Agreement and the obligations of Service Provider and will be required by Service Provider to comply therewith.

11.3 Publicity. None of the parties shall use the name of any other party for promotional purposes without the prior written consent of the party whose name is proposed to be used, nor shall either party disclose the existence or substance of this Agreement except as required by Applicable Law. Notwithstanding the preceding, the participation of Service Provider in the matters undertaken pursuant to this Agreement may be recognized by Sponsor in publications and promotional materials that may result from the Services.

11.4 Governing Law. The laws of the State of Delaware shall govern this Agreement.

11.5 Independent Contractor. Service Provider, investigators recruited by Service Provider, and research staff at study sites recruited by Service Provider are acting in the capacity of independent contractors hereunder and not as employees of Sponsor.

11.6 Agreement Modification/Assignment. This Agreement, or any of its Exhibits, may not be altered, amended, or modified except by a written document signed by the parties hereto. Service Provider will not assign this Agreement or any of its rights or obligations without the prior written consent of Sponsor and any purported assignment in contravention of this Section shall be null and void; provided, however, that Sponsor may assign this Agreement in connection with (i) the sale, transfer or other disposition of its assets related to this Agreement, (ii) a change in control of Sponsor or (iii) the sale or transfer of substantially all of Sponsor’s outstanding stock.

11.7 Notice. Any notices given hereunder shall be sent by fax or email, with a confirmation copy sent via overnight courier or via overnight courier to the following addresses (or such other address as a party may designate as a notice address in a prior written notice to the other party) and shall be deemed delivered when received (or if received on a weekend or holiday, on the next business day thereafter) as follows:

If to Sponsor:	Neurobiological Technologies, Inc.
2000 Powell Street
Suite 800
Emeryville, CA 94608
Attention: Cheryl D. Swanson, Contracts Administration
Telephone: 510-595-6000
Fax: 510-595-6006
Email: cswanson@ntii.com

With a copy to:	Heller Ehrman LLP
7 Times Square
New York, New York 10036
Attention: Blaine Templeman
Telephone: (212) 847-8572
Fax: (212) 763-7600
Email: blaine.templeman@hellerehrman.com

If to Service Provider:	ICON Clinical Research Limited
South County Business Park, Leopardstown
Dublin, Ireland
Attention: Legal Affairs
Telephone: 00-353-1-2912000
Fax: 00-353-1-2912700 (Generic)
00-353-1-2912737 (Commercial Affairs)
Email: commercialaffairsirl@iconirl.com

11.8 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original and both of which together will constitute one and the same instrument.

11.9 Survival of Obligations. Notwithstanding expiration or termination of this Agreement for any reason, rights and obligations, which by their nature should survive, will remain in full force and effect. In particular Sections 1.5, 1.6, 2.4, 2.8, 2.10, 2.11, 2.12, 2.13, 2.14, 2.15, 2.16, 3, 4, 5, 6.2(b), 7, 9, 11.4, 11.7, 11.9, 11.12, 11.14, and 11.15 will survive the expiration or termination of this Agreement.

11.10 Enforceability. If any of the provisions or a portion of any provision of this Agreement is held to be unenforceable or invalid by a court of competent jurisdiction, the validity and enforceability of the enforceable portion of any such provision and/or the remaining provisions will not be affected thereby.

11.11 Conflict of Interest. During the course of providing Services, Service Provider shall not undertake to provide services for any person or organization that conflicts with, hinders, delays and adversely impacts the execution of Services and its obligations hereunder.

11.12 Insurance. Service Provider and Sponsor shall at their own expense obtain and maintain insurance in amounts and coverages that are commensurate with industry standards for, with respect to Sponsor, studies substantially similar to the Study and, with respect to Service Provider, for performance of services substantially similar to the Services. Each party will, forthwith on request by the other, provide the party requesting the same with evidence of the insurance as that party may reasonably require.

11.13 Force Majeure. If either party shall be delayed or hindered in or prevented from the performance of any act required hereunder by reason of strike, lockouts, labor troubles, restrictive governmental or judicial orders or decrees, riots, insurrection, war, acts of God, inclement weather or other reason or cause reasonably beyond such party’s control (each a “Disability”), then performance of such act shall be excused for the period of such Disability. The party incurring the Disability shall provide notice to the other of the commencement and termination of the Disability. Should a Disability continue for more than three (3) months, the party unaffected by the Disability may terminate this Agreement upon prior written notice to the affected party. Should the Disability equally affect the performance of both parties, then such termination shall only be by mutual written agreement.

11.14 Third Party Beneficiaries. The provisions set forth in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons.

11.15 Material Inside Information. Information that any agent or employee of Service Provider may learn during the course of performing this Agreement, including Confidential Information, may be deemed to be “material inside information” about Sponsor. In order to avoid any actual or perceived conflicts of interest, Service Provider will not purchase or trade in any stock or other securities of Sponsor, or recommend that others do so, during the term of the Study. This restriction shall also apply to all Service Provider employees involved in the Services, and Service provider shall communicate this restriction to all such employees. Notwithstanding the foregoing, this Section shall not restrict in any way Service Provider or its employees and agents from making investments in pooled investment vehicles such as mutual funds, or in individual securities, in the ordinary course of business.

11.16 Staff Solicitation. During the term of any Work Order hereunder and for six (6) months thereafter, each party agrees not to solicit directly, any employee of the other party for employment, whether as an employee, independent contractor or otherwise, if such person devoted substantial efforts to the completion of the Services under the relevant Work Order. This provision shall not apply to persons who apply for a position with a party and are hired by the party, ex-employees of the party, or responses of potential employees to general solicitations.

IN WITNESS WHEREOF, the parties hereto have caused this Master Clinical Services Agreement to be executed by their duly authorized representatives as of the date first above written.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

BY:	/s/ Craig W. Carlson
Name:
Title:

ICON CLINICAL RESEARCH LIMITED

BY:	/s/ Sean Leech
Name:	Sean Leech
Title:	Executive VP Commercial and Organizational Development

Confidential

EXHIBIT A

FORM OF WORK ORDER

[Study Name]

[Protocol No.]

Pursuant to Section 1.2 of the Master Clinical Services Agreement dated January 16, 2007, by and between Sponsor and Service Provider and in consideration of the mutual promises contained therein and for other good and valuable consideration the receipt and adequacy of which each of the parties does hereby acknowledge, the parties hereby agree to amend Exhibit B by adding the attached new Work Order entitled                                         , which is designated Work Order B-        . This Work Order B-         is effective as of                     , 200    .

Transfer of Obligations. Pursuant to 21 CFR §312.52, Neurobiological Technologies, Inc., as sponsor of the Study, hereby transfers to Service Provider and Service Provider hereby assumes all the obligations of Sponsor for the Services set forth in Attachment A and included on Form FDA 1571, Section 13. Sponsor shall retain the right to assume any of the duties delegated to Service Provider at any time and the Services and Attachments A and B shall be adjusted accordingly.

If an Affiliate of Service Provider is executing this Work Order, then Affiliate agrees to adhere to all the terms and conditions of this Agreement as if such Affiliate were Service Provider.

Work Order B-         contains the following Attachments, each of which is made a part hereof:

Attachment A	–	Description of Services/Specifications/Description of Deliverables and Intended Use of Deliverables/Transfer of Obligations
Attachment B	–	Budgets, Fees, Pass-through Costs, and Payment Schedule
Attachment C	–	Materials Provided by Either Party
Attachment D	–	Project Schedule
Attachment E	–	Core Team Members
Attachment F	–	Protocol or Protocol Summary
Attachment G	–	Reports and Information Management/Regular Meetings
Attachment H	–	Special Insurance

NEUROBIOLOGICAL TECHNOLOGIES, INC.	[SERVICE PROVIDER]

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

Acknowledged and Agreed:

, Project Manager

EXHIBIT B

WORK ORDERS

(in the form of Exhibit A)

EXHIBIT C

The following provisions shall also apply with respect to Services to be performed by ICON CENTRAL LABORATORIES, INC. (hereinafter referred to as “Service Provider Lab”):

1. Fees – SPONSOR shall pay the fees set forth in the applicable lab proposal attached to the Work Order (or any Exhibit thereto) in consideration of Service Provider Lab providing the Services set forth therein.

2. Service Mechanics

(a) Service Provider Lab shall use reasonable best efforts to ensure that consistent test methodologies and reference ranges are used at all times during the provision of the lab services. In the event that any test kit or any other equipment or substance used by Service Provider Lab in the provision of the lab services becomes unsuitable or unavailable (e.g. product discontinuation or FDA mandate), Service Provider Lab may adopt methodologies and reference ranges of any alternative test kits or equipment or substance which are approved by the Sponsor. The parties agree that all tests kits shipped under this Agreement shall remain Service Provider Lab’s property until paid for by SPONSOR in accordance with the terms of this Attachment B and the applicable lab proposal. In the event any test kits are shipped, but not used, SPONSOR shall be responsible for proper disposal of such test kits in accordance with Applicable Law.

(b) IATA The parties acknowledge to each other that the shippers of all infectious materials under this Agreement are required to be certified under the pertinent regulations of the International Air Transport Association (“IATA”) relating to the handling and transportation of infectious materials and that the shippers (investigator sites) are responsible to comply with all pertinent IATA regulations.

3. Investigator Meetings SPONSOR may require a representative from Service Provider Lab to attend all investigator meetings, and such representative from Service Provider Lab shall attend such meetings for the purpose of training the representatives of SPONSOR and any third parties in connection with the provision of the lab services at SPONSOR’s cost and expense, which will be agreed by the parties in advance.

4. Records Service Provider Lab shall maintain relevant data records pertaining to the lab services performed as outlined in Service Provider Lab quality system documents for a period required by Applicable Law. Such records shall be maintained in a proper and ordered manner in accordance with Applicable Law. SPONSOR shall be entitled to obtain copies of any of the Records at any time maintained by Service Provider Lab. After the required maintenance requirements under Applicable Law have expired, Service Provider Lab may give notice to SPONSOR requesting that SPONSOR specify whether it requires Service Provider Lab to continue to maintain such records or whether such records should be destroyed. In the event that SPONSOR requires that such records be destroyed it shall reimburse Service Provider Lab the reasonable costs and expenses of destroying such records. In the event that SPONSOR requires that Service Provider Lab continue to maintain such records, SPONSOR shall reimburse Service Provider Lab its reasonable costs and expenses for maintaining such records.